UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Spōk Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

84863T106

(CUSIP Number)

TODD STEIN

Braeside Investments, LLC

5430 LBJ Freeway, Suite 1555

Dallas, Texas 75240

(214) 276-9001

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 21, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84863T106

1	NAME OF REPORTING PERSON

BRAESIDE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		573,377
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

573,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

573,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 84863T106

1	NAME OF REPORTING PERSON

BRAESIDE CAPITAL II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		447,594
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

447,594
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

447,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 84863T106

1	NAME OF REPORTING PERSON

BRAESIDE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,020,971
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,020,971
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,020,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

OO, IA

4

CUSIP NO. 84863T106

1	NAME OF REPORTING PERSON

STEVEN MCINTYRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,020,971
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,020,971
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,020,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP NO. 84863T106

1	NAME OF REPORTING PERSON

TODD STEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,020,971
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,020,971
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,020,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN, HC

6

CUSIP NO. 84863T106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Spōk Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6850 Versar Center, Suite 420, Springfield, Virginia, 22151-4148.

Item 2.	Identity and Background.

(a)This statement is filed by:

(i)	Braeside Capital, L.P., a Texas limited partnership (“Braeside Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Braeside Capital II, L.P., a Texas limited partnership (“Braeside Capital II”), with respect to the Shares directly and beneficially owned by it;
(iii)	Braeside Investments, LLC, a Texas limited liability company (“Braeside Investments”), as the investment manager to Braeside Capital and Braeside Capital II;
(iv)	Steven McIntyre, as the co-manager of Braeside Investments; and
(v)	Todd Stein, as the co-manager of Braeside Investments.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of the Reporting Persons is 5430 LBJ Freeway, Suite 1555, Dallas, Texas 75240.

(c)The principal business of Braeside Capital and Braeside Capital II is investing in securities.  The principal business of Braeside Investments is acting as the investment manager to Braeside Capital, Braeside Capital II and certain managed accounts. The principal occupation of each of Messrs. McIntyre and Stein is serving as co-managers of Braeside Investments.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Messrs. McIntyre and Stein are citizens of the United States of America.

7

CUSIP NO. 84863T106

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Braeside Capital and Braeside Capital II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 573,377 Shares beneficially owned by Braeside Capital is approximately $6,570,595, including brokerage commissions.

The aggregate purchase price of the 447,594 Shares beneficially owned by Braeside Capital II is approximately $5,451,877, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged in discussions and intend to continue to engage in discussions with the Issuer regarding its investment and the Issuer’s board structure (including board composition). No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,018,377 Shares outstanding, as of February 26, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2018.

A.	Braeside Capital
(a)	As of the close of business on March 30, 2018, Braeside Capital beneficially owned directly 573,377 Shares.

Percentage: Approximately 2.9%

8

CUSIP NO. 84863T106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 573,377
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 573,377

(c)	The transactions in the Shares by Braeside Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Braeside Capital II
(a)	As of the close of business on March 30, 2018, Braeside Capital II beneficially owned directly 447,594 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 447,594
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 447,594

(c)	The transactions in the Shares by Braeside Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Braeside Investments
(a)	As the investment manager to each of Braeside Capital and Braeside Capital II, Braeside Investments may be deemed to beneficially own the (i) 573,377 Shares beneficially owned directly by Braeside Capital and (ii) 447,594 Shares beneficially owned directly by Braeside Capital II.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,020,971
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,020,971

(c)	Braeside Investments has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Braeside Capital and Braeside Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Messrs. McIntyre and Stein
(a)	Each of Messrs. McIntyre and Stein, as co-manager of Braeside Investments, may be deemed to beneficially own the (i) 573,377 Shares beneficially owned directly by Braeside Capital and (ii) 447,594 Shares beneficially owned directly by Braeside Capital II.

Percentage: Approximately 5.1%

9

CUSIP NO. 84863T106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,020,971
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,020,971

(c)	Neither Mr. McIntyre nor Mr. Stein has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Braeside Capital and Braeside Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 30, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement dated March 30, 2018 by and among Braeside Capital, L.P., Braeside Capital II, L.P., Braeside Investments, LLC, Steven McIntyre and Todd Stein.

10

CUSIP NO. 84863T106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2018

BRAESIDE CAPITAL, L.P.

By:	/s/ Steven McIntyre
	Name:	Steven McIntyre
	Title:	Chief Investment Officer

BRAESIDE CAPITAL II, L.P.

By:	/s/ Steven McIntyre
	Name:	Steven McIntyre
	Title:	Chief Investment Officer

BRAESIDE INVESTMENTS, LLC

By:	/s/ Steven McIntyre
	Name:	Steven McIntyre
	Title:	Manager

/s/ Steven McIntyre
STEVEN MCINTYRE

/s/ Todd Stein
TODD STEIN

11

CUSIP NO. 84863T106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Braeside Capital, L.P.

Purchase of Common Stock	1,089	$13.9033	02/09/2018
Purchase of Common Stock	565	$13.8500	02/12/2018
Purchase of Common Stock	743	$13.9000	02/21/2018
Purchase of Common Stock	555	$13.8500	02/22/2018

Braeside Capital II, L.P.

Purchase of Common Stock	3,926	$15.5981	01/31/2018
Purchase of Common Stock	787	$13.9033	02/09/2018
Purchase of Common Stock	435	$13.8500	02/12/2018
Purchase of Common Stock	500	$13.8500	02/13/2018
Purchase of Common Stock	445	$13.8500	02/22/2018
Purchase of Common Stock	9,740	$15.0234	02/27/2018